Exhibit 99.1

MoneyHero Group to Announce Second Quarter 2025 Results

SINGAPORE, September 2, 2025 -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a leading personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, today announced that it will release its second quarter 2025 results on Friday, September 19, 2025 before market opens and will hold a related conference call to discuss the results at 8:00 a.m. EDT (or 8:00 p.m. Hong Kong / Singapore time) on the same day.

Investors and other interested parties may listen to the call by clicking on the registration link for the webcast or audio conference at:

Webcast: https://edge.media-server.com/mmc/p/gggvq9kr

Conference call: https://register-conf.media-server.com/register/BI26fb88572d7042ada4ef6611b4f2e8c1

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a leading personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 260 commercial partner relationships as at March 31, 2025, and had approximately 5.7 million Monthly Unique Users across its platform for the three months ended March 31, 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For inquiries, please contact:

Investor Relations:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media Relations:

MoneyHero PR Team

Press@MoneyHeroGroup.com